Law Offices of Joseph L. Pittera
2214 Torrance Boulevard
Suite 101
Torrance, California 90501
Telephone (310) 328-3588
Facsimile (310) 328-3063
E-mail: evlam2000@aol.com

August 27, 2008

Era Anagnosti, Esq.
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re:	Explanations of Changes to S-1 Registration Statement for Crystal Research Corporation File No. 333-151309

Dear Ms. Anagnosti:

This letter shall summarize the changes made to the S-1 Registration Statement of Crystal Research Corporation pursuant to the Comment Letter from the SEC dated June 27, 2008.  The following changes were made to the S-1 Registration Statement as a result of the June 27, 2008 Comment Letter:

1.
On page 13 of the S-1, Issuer has amended the S-1 to add in the information in table format concerning the selling shareholders in accordance with Item 507 of Regulation S-K.  The Issuer has also reduced the number of shares to be registered to 2,494,605.

2.	We confirm that the offering price is indeed fixed at $.001 pursuant to Comment 2.

3.	We have deleted the disclosure regarding third party experts.

4.	We have updated all disclosures throughout the S-1 by adding in the financial information for the issuer through June 30, 2008.

5.	On the cover page of the S-1 we have added in the information regarding the Issuer’s agent for service including their name, address, zip code, and telephone number with area code.

6.	On the outside front cover of the prospectus we have disclosed the total net proceeds of the offering at $2,495.00 pursuant to Item 501(b)(3) of Regulation S-K.

7.	We have included a reference to the page number where risk factor disclosure is found in accordance with Item 501(b)(5) of Regulation S-K.

SEC Letter
August 27, 2008

8.	In the Prospectus Summary we have added a paragraph stating that the Issuer received a going concern opinion from the auditors for the Issuer.

9.	In the second paragraph of the “General Information About Our Company,” we have deleted the reference to Mr. Pandelisev being the “sole officer and director” of the company.

10.
We have added in the following language to address this comment: “The company plans to raise funds from accredited investors, venture funds, potential customers, government funds, hedge funds, research grants, other credible funding sources for our technology”.  The Company has not had discussions with any of these sources other than preliminary exchanges of information and therefore this information was not added.

11.
We have changed the captions of the second risk factor on page 7 and the fourth risk factor on page 8 to better reflect the actual risk being discussed.  The second risk factor on page 7 now reads:“We may face high costs associated with protection of our patented products from infringement by Third Parties.”  While the fourth risk factor on page 8 reads: “The Concentration of Control by our majority shareholder Dr. Pandelisev may impede future business development.”

12.	The risk factor described as “Certain stockholders may be subject to taxation of dividends” on page 10 was removed.

13.	The term “placement memorandum” was changed to “registration” in the last risk factor on page 10 and in the italicized language at the top of page 6.

14.
Instead of describing the determination of the price of the offering as being arbitrary, we amended the language in Determination of Offering Price to reflect the fact that the shares were issued at the price of $.001 per share.

15.	We have added in language after the section “Terms of the Offering” called “Sales by Selling Shareholders,” which addresses how the shareholders may plan on distributing their securities.

16.	In the second paragraph of the disclosure entitled “Interest of Named Experts and Counsel” we have corrected the date of the audited financial statements to December 31, 2007.

17.
Issuer has not done a detailed breakdown of how to allocate the estimated $1,000,000 in funding, but we have added in the following paragraph to address the comment: “The Company estimates that it will need approximately $1,000,000 to begin the manufacturing process.  This funding will allow the Company to prepare for initial production, and produce several types of fully tested prototypes aimed at different segments of the market.  The amount needed for expansion will vary depending on the growth curve of the Company at the time of funding.  Management has had discussions with at least two investment banks as well as a number of investors but has not received any commitments as of yet for the necessary funding.” We have added in language in the paragraph above the one cited, in the last sentence, which states that the company has not developed a prototype of its product.

SEC Letter
August 27, 2008

18.
With respect to comment 18 we have sought to address how the Issuer’s technology is superior to that of competitors by adding in the following language:

“CRC’s continuous plate method of growing flat plates of scintillation material crystal, based on CRC’s patented technology, applies a new solution to an old problem. Crystals can have any desired width, length and thickness equivalent to the needed detector dimensions. The improved melt-solid interface makes heat dissipation and thermal stress non-issues. The control of the purity of the molten material results in predetermined crystal purity and uniform dopant distribution that will result in better scintillation detectors.  The single crystallinity yield of the process is drastically increased and production costs are reduced proportionately. Furthermore, the analysis of Pastor (Hughes Laboratories, Malibu) in his patents indicates the space requirement for plate growth is at least 36 times less than that for the standard Bridgman-Stockbarger method.

CRC's continuous plate method solution goes way beyond that offered by any other method and provides real hope of the production and deployment of inexpensive and yet higher quality  scintillation crystals.

The initial equipment design and prototype building for the CRC’s crystal growth technology was done by SCT, LLC in collaboration with Sematech International (Austin, Texas) and the thermal modeling group from Sandia National Laboratories.

The thermal modeling of the CRC’s crystal growth process was done by Prof Motakef from MIT, now President of CAPE Simulations. The initial findings for growth of very low heat conductive crystals such as doped and undoped calcium fluoride (CaF2), sodium iodide (NaI) cesium iodide [CsI (Tl, Na)] or any other crystal are very favorable. The crystal growth process is very suitable for making rare earth (europium in particular) doped CaF2(Eu) scintillation plates (of any size) to be used for monitoring enemy laser targeting beams in the battle field or any other observational posts, or one can make low cost scintillation detectors to be used for various monitoring and warning systems. For instance, our modeling indicates production of 2 inch thick crystal plate material can be made 64 times faster. Considering the estimates by Pastor for 36 times less space requirements, and adding the labor, chemicals and power savings, the cost of the produced scintillation detector is only a small fraction of what would have been if the detector was made from a Bridgman-Stockbarger method made crystal.

Since inception the company remained as a development stage company. The initial offering provided for the initial prototype crystal growth, modest modeling efforts and initial products tested by third party. Our initial work within our Microscint™ project was focused on pressing and sintering thallium doped sodium iodide powders which resulted in rather mechanically strong scintillators. The initial scintillation properties were measured at Ludlum Instruments in Texas. Scintillation detectors made using this technique are expected to be mechanically strong and many scintillation materials can be fabricated using this method. Some may include scintillator alloys – multiple scintillator materials that emit different wavelengths combined into one detector.  Inexpensive, mechanically very strong and disposable scintillation detectors can be the result from this approach as well. The energy resolution of the crystal pilot line and the Microscint™ material show excellent energy resolution. The declining modest markets for scintillation products in the nineteen nineties and the “.com” era did not help with our fund raising efforts for expansion. The industrial size equipment development was initiated in January of 2000 in collaboration with SCT, LLC, Sematech International and Sandia National Laboratories. Growth of large crystal plates suitable for fabrication of various products for the Homeland Security, energy and semiconductor applications is now possible. The company plans to use this technology for its initial product lines. Our past discussions with Allied Signal (now part of Honeywell), Halliburton, GE Medical, Schlumberger, Lockheed Martin, Canon, Nikon, Intel, Zeiss, Shott Lithotech, Corning, and others indicate that we have very interesting technology that can make products for many industries. Public funding will be needed to provide for the growth of pure products in a planned manner.”

SEC Letter
August 27, 2008

19.
In accordance with Item 101(h)(4)(v) of Regulation S-K we have added in the following language:

“The source raw material for CRC’s products may or may not be the same for different products. For instance, Mallinckrodt Chemical manufactures a variety of specialty chemicals for sales to clients in various industry segments. MEMC, Sumitomo Metal, and other offer high purity silicon feed material for our silicon/silicon alloy product lines, Chemetall produces high quality Cesium Iodide powder, Tanumal Chemical from Oklahoma, Stella from Japan, Sérigraphie Richford Inc. from Canada, and others offer calcium Fluoride powder. CRC intends to produce high purity starting materials or further purify materials offered by others for its production.”

20.
To address Comment 20 we added in the following language:

“Since inception the company remained as a development stage company. The initial offering provided for the initial prototype crystal growth, modest modeling efforts and initial products tested by third party. Our initial work within our Microscint™ project was focused on pressing and sintering thallium doped sodium iodide powders which resulted in rather mechanically strong scintillators. The initial scintillation properties were measured at Ludlum Instruments in Texas. Scintillation detectors made using this technique are expected to be mechanically strong and many scintillation materials can be fabricated using this method. Some may include scintillator alloys – multiple scintillator materials that emit different wavelengths combined into one detector.  Inexpensive, mechanically very strong and disposable scintillation detectors can be the result from this approach as well. The energy resolution of the crystal pilot line and the Microscint™ material show excellent energy resolution. The declining modest markets for scintillation products in the nineteen nineties and the “.com” era did not help with our fund raising efforts for expansion. The industrial size equipment development was initiated in January of 2000 in collaboration with SCT, LLC, Sematech International and Sandia National Laboratories. Growth of large crystal plates suitable for fabrication of various products for the Homeland Security, energy and semiconductor applications is now possible. The company plans to use this technology for its initial product lines. Our past discussions with Allied Signal (now part of Honeywell), Halliburton, GE Medical, Schlumberger, Lockheed Martin, Canon, Nikon, Intel, Zeiss, Shott Lithotech, Corning, and others indicate that we have very interesting technology that can make products for many industries. Public funding will be needed to provide for the growth of pure products in a planned manner.”

21.
We have added in the following language to address the first part of the comment:

“Our discussions with various companies are bound by terms of non-disclosure agreements which limit our ability to conduct a detailed explanation of the specifics of the discussions.  The Company has had contact with companies such as Zeiss, Shott Lithotech, Canon, Nikon, Toyo Tanso, Intel, Applied Materials, Corning, GE Medical, Picker, Halliburton, Schlumberger, and Allied Signal.  Meetings with executives from some of the companies listed above occurred in the United States, Japan, and Germany.  Some of the other companies with which CRC has had discussions were held by telephone and through e-mail exchanges,  The common theme in the discussions to date has been the need for CRC to develop its manufacturing capability in order to demonstrate to potential clients the working and beneficial aspects of CRC’s technology.”

With respect to becoming a supplier to major oilfield service companies, we have clarified the statement with the following:

“With respect to the Energy Exploration market, the Company intends to become a supplier to a major oilfield service companies by providing superior product at a reasonable price. Our patented technology provides for basis for low cost superior products for energy exploration and other applications.”

SEC Letter
August 27, 2008

22.
We have clarified the language with respect to this comment by revising the statement as follows:

“Indirect deployment - Sales of system components to system integrators that sell the system or products made within a joint venture with the end user is referred as indirect deployment. Direct deployment - Sale of company made systems or products to the end user is referred to as direct deployment.

The Company plans to deploy its products either indirectly, where it will sell system components to system integrators that then sell the system or products made within a joint venture to the end user or directly where the Company will sell its products directly to the end user.”

23.
We have added the following paragraph to better clarify the state of development of the Issuer’s technology:

“At this date, laboratory verification of several crystal products has been made, and process modeling that applies to the production of many of these products has also been completed. Hardware development needed for many of these applications has been developed, however the development process is an ongoing activity and this is reflected through the various granted and ongoing patent applications listed herein.”

24.
We have added in the following language to address the status of discussions with potential customers:

“Our discussions with various companies are bound by terms of non-disclosure agreements which limit our ability to conduct a detailed explanation of the specifics of the discussions.  The Company has had contact with companies such as Zeiss, Shott Lithotech, Canon, Nikon, Toyo Tanso, Intel, Applied Materials, Corning, GE Medical, Picker, Halliburton, Schlumberger, and Allied Signal.  Meetings with executives from some of the companies listed above occurred in the United States, Japan, and Germany.  Some of the other companies with which CRC has had discussions were held by telephone and through e-mail exchanges,  The common theme in the discussions to date has been the need for CRC to develop its manufacturing capability in order to demonstrate to potential clients the working and beneficial aspects of CRC’s technology.”

25.
The section on Sources and Availability of Products is explained in further detail under “Dependence on One or a Few Major Customers” as follows:

“The energy exploration is dominated by very large original equipment manufacturers.  The nuclear research customers consist of the national and international Laboratories, while the homeland security detector segment is made up of the US Government, several large corporations such as Boeing, Northrop Grumman, Lockheed Martin and GE, and numerous relatively small specialty equipment manufacturers.

The petroleum exploration segment led by Halliburton (with Dresser Industries), and followed by Schlumberger, and Baker Hughes Inteq (including the acquisition of Western Atlas) represents over half of the market. Medium size companies (Tensor, now part of Honeywell, Computalog, etc.) and numerous small companies that provide drilling and logging services to the exploration community represent the remaining half.

SEC Letter
August 27, 2008

CRC will initially develop several technologies and products for the Homeland Security and Energy Exploration applications. According to the Homeland Security Research’s Homeland Security and Homeland Defense 2006-2015 Global Market Outlook, the Worldwide Homeland Security outlay will continue to grow over the next 10 years should no major terror event occur. It is forecasted that, absent a major terror event in the 2006-2015 periods, overall annual global security and defense outlays will grow from $362.3 billion in 2006 to approximately $518 billion by 2015. In the aggregate, from 2006 to 2015, $1.5 trillion dollars will be spent on homeland security worldwide and $2.1 trillion dollars spent on homeland defense. The dollars break out to be: $656.1 billion on Borders and Transportation, $193.2 billion on Catastrophic Threats, $415.5 billion on Critical Infrastructure, $394.9 billion on Domestic Terrorism, $709.0 billion on Emergency Preparedness and Response, and $182.6 billion on Intelligence and Warning.

The nuclear research and homeland security segment is comprised of the national and international Laboratories, while the homeland security detector segment is made up of the US Government and numerous relatively small specialty equipment manufacturers. These potential customers use standard general-purpose detectors as well as one-of-a-kind custom designed, complex detector configurations.  Portions of these customers are resellers of crystal detectors.  CRC continues its efforts to establish proper dialogue with these customers regarding designing CRC’s detectors into their instruments.

CRC will “target” major customers within each industry and work with these customers to create value for them through the improved performance and reliability of our crystal detectors. Our focus will be on solving customers’ problems and creating value by providing detectors that offer improved performance and reliability, and creating new products for their new and more demanding applications.  We will also be able to be more responsive to customers’ needs due to our shorter manufacturing time and customer-focused management.

Low capital requirements and large size of the markets were used as a guide for our initial product decision.”

26.	We have removed the reference to Halliburton and its laboratory.

27.
We have added in the following language to address the issue of the licensing agreement with SCT:

“The licensing agreement with SCT was entered into on September 25, 2006, and is a non-exclusive license.  The following are the basic terms of the licensing agreement with SCT:

(1)	Sign up fee: Upon execution of the licensing agreement CRC was to pay to SCT a sign up fee of $50,000 but not before CRC raised a minimum of $500,000 as its licensee capitalization,
(2)	Terms: CRC is to pay SCT a licensing fee on the following terms
-1.5% of the sales if the Licensee’s end product uses only one Licensor’s patents;
-3% of the sales if the Licensee’s end product uses two Licensor’s patents;
-4.5% of the sales if the Licensee’s end product uses three Licensor’s patents; and
-6% of the sales if the Licensees’ end product uses four or more of Licensor’s patents.

(3)
Duration and Termination: The Agreement is to remain in force until the expiration of the last patent licensed by SCT to CRC.  Other events such as failure to cure a breach within 60 days, bankruptcy/insolvency, appointment of a trustee/receiver, or failure to commercialize the patents within two years from the signing of the Agreement constitute further grounds for termination of the Agreement.”

SEC Letter
August 27, 2008

28.
In response to this comment, Issuer and SCT have not extended the licensing agreement.  Ifand when the licensing agreement is extended, the Issuer will file an 8K reflecting this along with a copy of the amendment.

29.
With respect to this comment, the Issuer has added the following language:

“The life time of the patents is 20 years from filing, unless extended by the patent office. The licensing of the know-how has no time limit. No negative impact  is currently expected to occur to the Company upon expiration of any of the patents.  The Company will apply to the patent office to renew any patents that may be expiring.”

30.
The Issuer has clarified the section on Environmental Laws with the following:

“The materials supplied to manufacture the Crystal Products, the crystal manufacturing process, or refuse produced by the crystal manufacturing process are subject to any federal or state environmental regulations. The refuse discarded after the planned production of Crystals and Crystal Products is not classified as a "hazardous substance" under either federal or state law, and the airborne chemicals emitted from the production process do not exceed federal or state ambient air quality standards.  The Company therefore will not face compliance issues of a material nature with federal or state environmental laws and standards.”

31.	Under Employees and Employment Agreements, we have added a sentence to address the comment as follows: “Therefore the Company currently has only four employees three of whom are under contract.”

32.	We have added in the following sentence to address this comment: “As of June 27, 2008 the Company had a total of 66 shareholders.”

33 – 36.
For Comments 33-36, the Issuer has added a detailed and comprehensive discussion regarding “Management’s Discussion and Analysis or Plan of Operation.”  With respect to Comment 34, the disclosure of losses was reconciled with the financial statements showing the losses from inception to December 31, 2007 at $923,853.  Comment 35 and 36 are addressed in detail as well and due to length are not reproduced herein.

37.
Issuer has added in the information required by Item 401(g) of Regulation S-K regarding promoters and control persons as follows:

“None of our directors, executive officers, promoters or control persons have been involved in any of the following events during the past five years:

•	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

SEC Letter
August 27, 2008

•
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

•
being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.”

38.
The information required by Item 401(e)(1) of Regulation S-K is present for each of the officers and directors of the Issuer.  Each biography states what each officer and director has been employed with for the last 5 years.

39.
Issuer has corrected the tables used under Executive Compensation and Summary Compensation.  Since only Dr. Pandelisev was involved with the Issuer for 2006 and 2007, the appropriate information is contained therein.

40.
Each of the employment agreements has the same terms on termination and so Issuer has added the following sentence after each paragraph summarizing the terms of employment: “In the event of termination without cause, the employment agreement provides for the payment of 4 weeks of Base Salary in addition to accrued but unpaid Base Salary and accrued vacation.”

41.	Footnote 3 remains and states as follows: “3. Percentages remain the same due to the fact that this registration statement is not registering new shares.”

42.	This information is not currently applicable and therefore was not addressed.

43.	The Issuer has added in the following sentence to address this comment: “The officers and directors currently own 9,575,665 common shares.”

44.
The Issuer has edited the paragraph regarding conflicts of interest, and it now reads as follows:

“The Company currently has a conflict of interest with respect to its Chief Executive Officer, Dr. Kiril Pandelisev, who also serves on the board of directors of SCT, an entity controlled by Dr. Kiril Pandelisev.  SCT entered into a non-exclusive license with the Company on September 25, 2006.  As a result of Dr. Pandelisev controlling both SCT and the Company a conflict of interest may arise in the future that might adversely affect the shareholders of the Company, especially if the Company is unable to successfully commercialize the licensed technology from SCT.

The Company has  not yet formulated a policy for handling conflicts of interest, however, we intend to do so upon completion of this offering and, in any event, prior to hiring any additional employees.”

45.	The Issuer has included the terms of the license agreement with SCT and they now read as follows:

SEC Letter
August 27, 2008

“On September 25, 2006, the Company entered into a license agreement with SCT, an entity controlled by Dr. Kiril Pandelisev.  The license is a non-exclusive license.  The following are the basic terms of the licensing agreement with SCT:

(1)	Sign up fee: Upon execution of the licensing agreement CRC was to pay to SCT a sign up fee of $50,000 but not before CRC raised a minimum of $500,000 as its licensee capitalization,
(2)	Terms: CRC is to pay SCT a licensing fee on the following terms
-1.5% of the sales if the Licensee’s end product uses only one Licensor’s patents;
-3% of the sales if the Licensee’s end product uses two Licensor’s patents;
-4.5% of the sales if the Licensee’s end product uses three Licensor’s patents; and
-6% of the sales if the Licensees’ end product uses four or more of Licensor’s patents.

(3)
Duration and Termination: The Agreement is to remain in force until the expiration of the last patent licensed by SCT to CRC.  Other events such as failure to cure a breach within 60 days, bankruptcy/insolvency, appointment of a trustee/receiver, or failure to commercialize the patents within two years from the signing of the Agreement constitute further grounds for termination of the Agreement.”

46.	Note 5 to the financial statements clarifies in detail the current status of any and all loans that are outstanding with Dr. Pandelisev as beneficiary.

47.	Issuer has included the June 30, 2008 unaudited financial statements.

48.	The amount of loss since inception has been corrected to reflect the true loss at $923,853 through December 31, 2007.

49.	Issuer has revised the number of shares outstanding at December 31, 2007 to 12,327,449.

50.	Statement of Operations clearly states the Operating Expenses versus Non-Operating Expenses pursuant to Rule 5-03.2 through .9 of Regulation S-X.

51.
Statements of Cash Flow

The $230,000 gain on expiration of debt and the $660,000 gain on write-off of accrued liabilities is corrected to show contributed capital of $890,000 in the inception to date column.

52.	The $230,000 gain on expiration of debt and the $660,000 gain on write-off of accrued liabilities is corrected to show contributed capital of $890,000 in the inception to date column.

53.	The Statement of Operations was revised to show the net loss for each period presented, as well the basic and diluted loss per share.

54.
Issuer has revised the Statement of Operations to show the basic and diluted loss per share for the cumulative period March 22, 1993 to December 31, 2007 and has disclosed the weighted average ordinary shares outstanding for the same period.

SEC Letter
August 27, 2008

55.	The titles for the Statement of Cash Flows and Statement of Stockholder’s Deficit has been corrected.

56.	Statement of Stockholder’s Deficit has been changed to include all periods from inception through December 31, 2007.

57.
Note 2 has been amended with the following language regarding Research and Development Costs:

“The Company follows the policy of expensing research and development costs in the period incurred. The Company incurred $0, $0 and $331,459 during the years ended December 31, 2007 and 2006 and from inception through December 31, 2007, respectively.”

58.
Issuer has added the following language with regard to earnings per share accounting policy:

“The basic earnings (loss) per share is calculated by dividing the Company’s net income available to common shareholders by the weighted average number of common shares during the year. The diluted earnings (loss) per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity common stock equivalents.  As of December 31, 2007 and 2006, the Company had 300,000 in common stock purchase warrants outstanding as common stock equivalents, respectively.”

59.	Accumulated losses was changed to $1,813,853 during the Company’s development stage.

60.
Note 4 has been amended to disclose the issuance of common shares and the fair value used to calculate the issuance as follows:

The Company issued 1,668,000 shares of common stock during the period ended December 31, 2007 as follows:

•	On June 15, 2007 the Company issued 1,050,000 common shares at the trading price of the shares on the date of issuance of $0.01 for professional consulting services of $10,500.

•
On October 1, 2007 the Company issued 440,000 common shares to four board members for services in lieu of cash at the trading price of the shares on the date of issuance of $0.05 per share or $22,000 and 178,000 common shares at the trading price of the shares on the date of issuance of $0.05 per share to convert accounts payable of $8,900.

SEC Letter
August 27, 2008

The Company issued 627,821 shares of common stock during the period ended March 31, 2008 as follows:

•	On March 31, 2008 the Company issued 627,821 common shares to acquired certain crystal growth and material purification assets valued at $627,821 from SCT, LLC.

61.	Note 4 has been changed to reflect the fact that the S-8 was withdrawn.

62.	Note 6 for Income Taxes is now Note 7. Issuer has made the changes to this Note in accordance with paragraph 47 of SFAS 109.

63.
Note 7 is now Note 8, and Issuer has added in the following language to clarify the $50,000 payment to SCT as follows:

“SCT is owned by Kiril A. Pandelisev, the Company’s sole officer and director.  Under the License Agreement, the Company is not obligated to pay SCT the license fee of $50,000 until it raises at least $500,000 in capital.  However, the Company is obligated to pay certain patent filing and maintenance fees as described below as part of cost of the license.  The Company has not recorded a liability to SCT for the $50,000 because it is uncertain at this time that the Company will be able to raise sufficient capital to trigger the obligation to make this payment.”

64.	Issuer added in the auditing fees, whereas the accounting was done by Don Meyer, who is on the board of directors of the Issuer and therefore did not charge for his services.

65.	Issuer has inserted a sentence stating that the S-8 was withdrawn.

66.	Issuer has added a sentence that the shares were issued pursuant to Section 4(2) of the Securities Act of 1933.

67.	The Mirador Consulting agreement never went effective because of a dispute and therefore there is no need to attach it as an exhibit to the S-1.

68.	The June 30, 2008 Unaudited Financials were added into the body of the S-1.

69.	The legal opinion was changed to reflect that the shares covered by the registration statement were legally issued, fully paid and non-assessable.

70.	Don Meyer is now identified as the principal accounting officer and principal financial officer.

Based upon the above, the Issuer has made all of the appropriate changes to the S-1 reflective of the June 27, 2008 Comment letter.  The Form 10KSB for December 31, 2007 and the Form 10Q for March 31, 2008 have also been changed and filed with amendments appropriate to the comments.  If you have any further requests for information or clarification please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

/s/ Joseph Pittera
Joseph Pittera